

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 31, 2017

<u>Via E-mail</u>
Terrance M. Paradie
Executive Vice President and Chief Financial Office
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, OH 44114

> **Re: TransDigm Group Incorporated**
> **10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 15, 2016**
> **File No. 001-32833**

Dear Mr. Paradie:

    We refer you to our comment letter dated March 6, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Halle Terrion
        General Counsel
        TransDigm Group Incorporated

        John Owen
        Jones Day